

December 14, 2012

Peter D. Rettaliata
Chief Executive Officer
Air Industries Group, Inc.
1479 North Clinton Avenue
Bay Shore, NY 11706

> **Re: Air Industries Group, Inc.**
> **Amendment No. 2 to Registration Statement on**
> **Form 10**
> **Filed November 30, 2012**
> **File No. 000-29245**

Dear Mr. Rettaliata:

We have reviewed your response dated November 30, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 2 and reissue the comment. Please refer to the Jumpstart Our Business Startups Act, Frequently Asked Questions, Question Number 54, available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm#q42.

   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Description of Business, page 1

Our Market, page 4

2. We note your response to our prior comment 8. Please explain to us the basis for your stated belief on page 4 that you "are the largest supplier of flight critical parts to Sikorsky's Black Hawk helicopter."

Risk Factors, page 8

3. We note your response to our prior comment 13. It appears you have not deleted the statement "[t]he risks provided below may not be all the risks we face," as you indicate in your response to us. Please remove this statement.

Management's Discussion and Analysis, page 15

4. The revisions made in response to our previous comment 16 do not fully satisfy the requirements of Item 303 (a) (3) of Regulation S-K and Instructions 1 – 3 of the Instructions to paragraph 303 (a). For example, with regard to increased net sales in AIM, you cite increased orders from existing customers, approximately 1/3 of which relate to the A-380 parts, but do not explain the facts and

circumstances surrounding the other 2/3 of the volume increase. In your explanation of the increase in net sales at WMI, you provide no explanation of the facts and circumstances leading to the increase in sales to existing customers. Further, you have not expanded your discussion of the 2010 $1.1 million inventory revaluation adjustment, nor have you expanded your explanation of SG&A at all. Please further revise your discussion of results of operations for all periods presented to more fully and completely describe the facts and circumstances surrounding each and every material change.

5. In this regard, we particularly note that you do not specify the extent to which quarterly sales increases are attributable to price increases and/or to volume increases. Please also specifically explain the decrease in the pretax income of Welding Metallurgy as a percentage of revenue during the three month period ended September 30, 2012.

Recent Acquisition and Recapitalization, page 16

6. Refer to our previous comment 18. Please revise the discussion of the acquisition throughout your filing for consistency. This disclosure should state the acquisition date, target, total consideration, components thereof including valuation of shares issued as well as any post-acquisition date adjustments, amount of and date(s) cash paid, and notes payable issued, if any. The discussion of the acquisition should be complete and consistent throughout the filing.

Recent Sales of Unregistered Securities, page 37

7. We note your response to our prior comment 22. Please provide the consideration received for each transaction. As to any securities sold otherwise than for cash, state the nature of the transaction and the nature and aggregate amount of consideration received by the registrant. Refer to Item 701(c) of Regulation S-K. Examples include the January 5, 2010 issuance and the last two transactions listed in this section.

Air Industries Group, Inc.

Financial Statements for the Year Ended December 31, 2011

Independent Auditor's Report, page F-52

8. Reference is made to the second paragraph of the report. We note that your accountants state that they conducted their audits in accordance with "the auditing standards of" the Public Company Accounting Oversight Board (United States)." Auditing Standard No. 1 of the PCAOB requires that reference be made to the conduct of the audit in accordance with "the standards of" the Public Company Accounting Oversight Board (United States). Refer to the Illustrative Report included in the Appendix to the above referenced auditing standard for guidance.

The auditor's report should be revised to comply with the language in the illustrative report. The language in the final paragraph of the review report on page F-31 should be similarly revised. If revision of this language is not considered to be appropriate, please explain the reasons for this conclusion.

Nassau Tool Works, Inc.

Financial Statements for the Year Ended December 31, 2011

Independent Auditor's Report, page F-52

9. We note the opinion provided for the audit for the fiscal year ended December 31, 2011 and the review report provided for the fiscal year ended December 31, 2010 contain a scope exception for the Edison VIE. Please either provide audited financial statements that contain the results of the VIE or request a waiver from the Office of the Chief Accountant for such a scope exception.

Pro Forma Statements of Operations for the Year ended December 31, 2011 and the Nine-Month Period Ended September 31, 2012, page F-80

10. Your tabular presentation on page F-82 identifies the adjustments in Provision for Income Taxes as related to footnote d, while the actual footnote that appears to relate to the Provision appears to be footnote l. Please revise or advise, as appropriate.

11. Refer to our previous comment 36. Please tell us whether the conversion of the Junior Subordinated Notes was required as a result of the transaction, or permitted as a result of the transaction. Please also tell us whether the sale of shares and the acquisition of NTW were contingent upon each other. We may have further comment on your response.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Vincent J. McGill
         Eaton & Van Winkle LLP